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                                August 17, 2023

       Gary A. Vecchiarelli
       Chief Financial Officer
       CleanSpark, Inc.
       2370 Corporate Circle
       Suite 160
       Henderson, NV 89074

                                                        Re: CleanSpark, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2022
                                                            Filed December 15,
2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 9,
2023
                                                            File No. 001-39187

       Dear Gary A. Vecchiarelli:

              We have reviewed your May 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 31, 2023 letter.

       Form 10-K for the fiscal year ended September 30, 2022

       General

   1. Refer to your response to comment 1. Please revise to include a footnote to your table to disclose how you
calculated the weighted average cost of mining one bitcoin. In addition, in future filings,
please revise the table to disclose the range of values of bitcoin during the periods covered by the
table as well as the source or sources for determining the value of bitcoin. In this
regard, we note your disclosure in your Form 10-Q for the quarterly period ended March 31, 2023
that the market price of one bitcoin in your principal market ranged from approximately
$15,460 to $29,190 during the six months ended March 31, 2023.
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
            Inc.
Comapany
August 17, NameCleanSpark,
           2023            Inc.
August
Page 2 17, 2023 Page 2
FirstName LastName
Lines of Business, page 5

2. Refer to your response to comment 2 that you do not currently have location-based data on energy sources. However, in your investor presentation filed as an exhibit to your
         February 16, 2023 8-K, it appears that you disclose energy sources by location. Please clarify your response and, in addition, in future filings, please identify the location of the facilities pursuant to your co-location agreement with Coinmint, LLC. Cybsersecurity, page 10

3. Refer to your response to comment 2 that Coinbase provides, obtains and maintains insurance coverage in such types and amounts as are commercially reasonable for the custodial services provided. In future filings, please disclose the degree to which the policy provides coverage for the loss of your crypto assets. In this regard, we note your disclosure in your Form 10-Q for the quarterly period ended March 31, 2023 that the bitcoin held in custody by Coinbase is not insured. Also, in future filings, identify the percentage of your crypto assets that are held in hot wallets. In this regard, we note your response that you hold "most" of your bitcoin in hot wallets.
4. Refer to your response to comment 4. Please disclose the material terms of your agreement with Genesis Custody Limited, including a description of Genesis Custody
         Limited's insurance and the degree to which those policies provide coverage for the loss of your crypto assets, and, if known, the geographic location where your crypto assets are held in cold wallets. In addition, we note that the risk factor on page 16 of your 10-Q for the quarterly period ended December 31, 2022 notes that Genesis Global Holdco LLC declared bankruptcy but that you have no exposure to Genesis Global Holdco. In future filings, please expand this risk factor to state that you have a custody agreement with
         Genesis Custody Limited.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

5. We acknowledge your responses to comments 7 and 8. Please respond to the following:
             You told us that you record your share of the bitcoins receivable by the mining pool operator upon the close of the reporting date at midnight UTC. Clarify for us in what period you recognize revenue for each day's mining activity and how you perform your revenue cutoff for each quarterly reporting period.
             You gave us Foundry USA Pool Service Agreements in your last two responses. Tell us where the promises and related performance obligations are described in the agreements. If these items are contained in another agreement, provide us a copy of those agreements/terms.
             Substantiate for us why the contribution of hash rate is your performance obligation and how the Foundry USA Pool Service Agreement identifies your promises and related performance obligations. In your response, address the following:
              o Tell us what a "Share" is in the context of your poll payout structure (FPPS);
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
            Inc.
Comapany
August 17, NameCleanSpark,
           2023            Inc.
August
Page 3 17, 2023 Page 3
FirstName LastName
                 o Tell us your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation; and
                o Tell us how and when you report your work performed to the pool operator. In this regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between.
                o As you determined that your single performance obligation to provide computing power services (hashrate) is recognized over time under ASC 606-
                   10-25-27a and 25-27b, please tell us how you considered if 25-27c was met.
                Tell us how you have insight into whether the amount of bitcoin to be received from the pool operator is the appropriate amount given the variable nature of the computing power (and/or Shares) that you provide relative computing power (or
              Shares) related to the entire pool.
6. In response to comment 9, you told us that you believe contract inception occurs daily at midnight UTC. We note that under ASC 606-10-32-21, you should measure the estimated fair value of the non-cash consideration at contract inception. But you also told us that the fair value of the bitcoin award received is determined using the closing price of the related bitcoin on the date earned as of midnight UTC. That is, your response tells us that contract inception is at the beginning of the contract period but you measure the fair value of the non-cash consideration based on the estimated fair value as of the end of the contract period, even though your response acknowledges the potential for material fluctuations in the fair value of bitcoin over a 24-hour period. Given that it appears that your contract can be terminated at any time without penalty and you likely have no minimum service period requirement, please tell us your consideration for the guidance in
         Examples 1 and 2 of Question 7 to the FASB Revenue Recognition Implementation
         Q&As and the impact on your determination of both contract inception and the impact of termination provisions as to contract duration, with reference to ASC 606-10-25 and 10-
         32. Include the following in your response:
             Please tell us the timing of when you measure the value of non-cash consideration,
             Explain to us whether there are any penalties for contract termination by either party,
             Clarify for us what happens if you cancel midterm, and Tell us whether you can withdraw computing power midterm and reinstitute it later
              that same day.
Form 10-Q for the Quarterly Period Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of continuing operations for three months ended June 30, 2023 and 2022 Costs of Revenue (exclusive of depreciation and amortization expense), page 10

7. We note your disclosure on page 10 that you incurred $5,291 of hosting fees and $1,334 of profit sharing fees for the three months ended June 30, 2023, where the 33% increase in hosting fees was partially offset by the 46% decrease in profit sharing fees compared to
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
            Inc.
Comapany
August 17, NameCleanSpark,
           2023            Inc.
August
Page 4 17, 2023 Page 4
FirstName LastName
         the comparable prior year's quarter. As the significant decrease in profit sharing fees was due to higher network difficulty and lower hashrate utilization at your largest co-location, please tell us the following:
             Explain if you expect these trends to continue in future periods. Tell us how this may impact your block reward variability.
             Clarify what other accounts they may impact.
Financial Statements
Consolidated Statements of Cash Flows, page F-7

8. In response to comment 15, you told us that your current average holding period of bitcoin is less than one month. As previously requested, please tell us the shortest and longest time periods you have held bitcoin before sale and provide an estimate of how frequently it is converted to USD for each period presented. Then, considering the length of time bitcoin is held, tell us how management considered the guidance in ASC 230-10-45-
         12(c) in determining that the proceeds from the sale of bitcoin should be reflected within operating activities and not investing activities.
Note 2. Summary of Significant Accounting Policies
Property and Equipment, page F-15

9. You disclose that property and equipment is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. During the nine months ended
         June 30, 2023, you did not record an impairment expense on property and equipment, while you recorded $1,017 of impairment expense on bitcoin. Given the significant decline in the fair value of bitcoin in fiscal 2023 relative to historical prices, as you disclose "The value of bitcoin has historically been subject to wide swings..." on page 7, tell us how you considered this factor in determining whether or not to evaluate your mining equipment and related assets for impairment. Tell us the significant factors you consider that could trigger an impairment. Refer to ASC 350-10-35-21. Bitcoin, page F-15

10. We acknowledge your response to comment 13 and your revised disclosure on page F-15 where you state that you included bitcoin in current assets due to your ability to sell bitcoin in a highly liquid marketplace and your intent to liquidate your bitcoin to support operations when needed. We also note your disclosure on page 7 that you sell bitcoin from time to time and do not currently plan to engage in regular trading of bitcoin. Please tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 210-10-20 and the FASB Master Glossary.
11. We acknowledge your response to comment 11. Please respond to the following:
             Confirm to us that you perform your digital asset impairment analysis each day and record any related impairment on that day and that you do not perform your impairment analysis as a look-back at the end of the quarter.
 Gary A. Vecchiarelli
CleanSpark, Inc.
August 17, 2023
Page 5
                You told us that you determined your method of calculating impairment for your bitcoin on a daily basis using a daily closing price at a standard cutoff time was not in compliance with the ASC 350-30-35-19, but you did not correct the financial statements because the impact was not material. Please provide us with your analysis of the materiality of the correction to your financial statements.
                You told us that you combine crypto assets into a single unit for purposes of calculating impairment. Tell us how you considered ASC 350-30-35-24 and why you do not account for each unit (or fractional unit) of your crypto assets as its own unit of account for assessing impairment since you can sell or otherwise dispose of each unit (fractional unit) separately.
12. In response to prior comment 12, you told us that you used quotes from Nasdaq.com to value your bitcoin, even though your principal market is Coinbase.com. You told us that you will adjust your accounting to use your principal market in subsequent periods, beginning with the quarter ended March 31, 2023. Provide us with the impact/variance analysis you performed wherein you concluded that the impact of the error is not material to your historical financial statements.
       You may contact Kate Tillan at 202-551-3604 or Bonnie Baynes at 202-551-4924 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any other questions.



FirstName LastNameGary A. Vecchiarelli                          Sincerely,
Comapany NameCleanSpark, Inc.
                                                                Division of
Corporation Finance
August 17, 2023 Page 5                                          Office of
Crypto Assets
FirstName LastName